

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 17, 2017

Via E-mail
Kenneth Londoner
Chief Executive Officer
BioSig Technologies, Inc.
8441 Wayzata Blvd., Suite 240
Minneapolis, Minnesota 55426

>   Re: **BioSig Technologies, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed August 3, 2017**
>   **File No. 333-218583**

Dear Mr. Londoner:

We have limited our review of your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2017 letter.

Selling Shareholders, page 49

1.   Expand your response to prior comment 1 to provide your legal analysis for the exemption upon which you relied to issue the warrants to Laidlaw & Co. employees. In this regard, it is unclear why Laidlaw & Co.'s status as an accredited investor would exempt the issuance of securities to its employees. Also, clarify your added disclosure that you issued the securities to the employees of Laidlaw & Co. "as designees."

Kenneth Londoner
BioSig Technologies, Inc.
August 17, 2017
Page 2

       Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Rick A. Werner, Esq.
       Haynes and Boone, LLP